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[goracing.com(TM) LETTERHEAD]





                                January 3, 2000

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:  goracing.com, inc. (THE "COMPANY")
     REGISTRATION STATEMENT ON FORM S-1
     FILE NO. 333-82315


Ladies and Gentlemen:

     Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, the Company hereby applies for an order granting the withdrawal of its Registration Statement on Form S-1 (File No. 333-82315), together with all exhibits. The Registration Statement was originally filed with the Commission on July 6, 1999.

     Pursuant to the Registration Statement, the Company proposed to register shares of its Class A Common Stock, $.0001 par value per share, with a proposed maximum aggregate offering price of $80.0 million for issuance to the public. The Company has decided not to proceed with the offering at this time. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

     The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as soon as possible. If you have any questions, please do not hesitate to call the undersigned at (480) 636-7256, or our counsel, Robert S. Kant, Esq., at (602) 263-2300.


                                                  Sincerely,


                                                  goracing.com, inc.


                                                  By:  /s/  Dean A. Jargo
                                                     ---------------------------
                                                            Dean A. Jargo

                                                  Its: Chief Financial Officer